

Mail Stop 4561

April 19, 2016

Mr. Richard J. Poulton
Chief Financial Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza, Suite 2024
Chicago, IL 60654

> **Re:    Allscripts Healthcare Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-35547**

Dear Mr. Poulton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

1.    You discuss recurring and non-recurring revenue in your February 19, 2016 earnings call, including the fluctuations in such amounts period over period and in comparison to total revenue. You also disclose similar information in your earnings release on Form 8-K and explain what types of transactions are included in recurring revenue. Please tell us your consideration for disclosing the amount of recurring and non-recurring revenue in your Form 10-Q and 10-K filings and discussing how such amounts reflect current trends in your operations as it appears these could be key performance measures that may be significant to an investor's understanding of the shift in your business and the impact on your revenue growth and results of operations. We refer you to Section III of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 2. Business Combinations and Other Investments

Other Investments, page 84

2.      Please tell us how you determined that you have the ability to exercise significant influence over the operating and financial policies of NantHealth such that you account for your 10% investment in this company using the equity method.  Refer to the guidance in ASC 323-10-15-6 through 15-8.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters.  If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/  Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services